UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File No. 0-23298
QLogic Corporation
(Exact name of registrant as specified in its charter)
26650 Aliso Viejo Parkway, Aliso Viejo, California 92656
(949) 389-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Series A Junior Participating Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)
Common Stock, par value $0.001 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: -0-*
* The Series A Junior Participating Preferred Stock Purchase Rights referred to herein (the “Rights”) expired on June 4, 2006, pursuant to the terms of the Rights Agreement, dated as of June 4, 1996, as amended from time to time, by and between the Registrant and Harris Trust and Savings Bank, as Rights Agent. The Registrant initially filed a Form 8-A to register the Rights on June 19, 1996, which Form 8-A was subsequently amended from time to time.
     Pursuant to the requirements of the Securities Exchange Act of 1934, QLogic Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

QLOGIC CORPORATION
Date: June 21, 2006	By:	/s/ Anthony J. Massetti
		Name:	Anthony J. Massetti
		Title:	Senior Vice President and Chief Financial Officer